UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO.___ )*

Supernus Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

868459AA6
(CUSIP Number)

September 18, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.           NAMES OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

683 Capital Management, LLC

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)   [ ]
(b)   [ ]

3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.           SOLE VOTING POWER

0

6.           SHARED VOTING POWER

2,242,580

7.           SOLE DISPOSITIVE POWER

0

8.           SHARED DISPOSITIVE POWER

2,242,580

9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,242,580

10.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES [ ]

11.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.8%

12.          TYPE OF REPORTING PERSON

IA

1.           NAMES OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

683 Capital Partners, LP

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.           SOLE VOTING POWER

0

6.           SHARED VOTING POWER

2,242,580

7.           SOLE DISPOSITIVE POWER

0

8.           SHARED DISPOSITIVE POWER

2,242,580

9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,242,580

10.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES [ ]

11.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.8%

12.          TYPE OF REPORTING PERSON

PN

1.           NAMES OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ari Zweiman

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.           SOLE VOTING POWER

0

6.           SHARED VOTING POWER

2,242,580

7.           SOLE DISPOSITIVE POWER

0

8.           SHARED DISPOSITIVE POWER

2,242,580

9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,242,580

10.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES [ ]

11.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.8%

12.          TYPE OF REPORTING PERSON

IN

This Schedule 13G reflects the Common Stock (as defined below) beneficially owned by the Reporting Persons (as defined below) as of November 4, 2013.

ITEM 1(a).  NAME OF ISSUER:

Supernus Pharmaceuticals, Inc. (the "Issuer")

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

1550 East Gude Dr.
Rockville, Maryland 20850

ITEM 2(a).  NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:

●   683 Capital Management, LLC,
●   683 Capital Partners, LP and
●   Ari Zweiman.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business address for each of the Reporting Persons is 595 Madison Avenue, 17th Floor, New York, New York 10022.

ITEM 2(c).  CITIZENSHIP:

683 Capital Management, LLC is a Delaware limited liability company. 683 Capital Partners, LP is a Delaware limited partnership. Ari Zweiman is a citizen of the United States.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 Par Value (the “Common Stock”)

ITEM 2(e).  CUSIP NUMBER:

868459AA6

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR
  13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

[X] Not Applicable

(a)     [ ] Broker or dealer registered under Section 15 of the Exchange Act;

(b)     [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)     [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)     [ ] Investment company registered under Section 8 of the Investment Company Act;

(e)     [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)     [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)     [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)     [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)     [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)     [ ] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)     [ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

ITEM 4.  OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

The Reporting Persons collectively own $11,884,000 aggregate principal amount of 7.50% Convertible Senior Secured Notes due 2019 (the “Notes”) initially convertible into 188.7059 shares of Common Stock per $1,000 principal amount of Notes, subject to adjustment upon the occurrence of certain specified events, including the occurrence of a ‘make-whole fundamental change’ as defined in the Indenture, dated May 3, 2013, between the Issuer and U.S. Bank National Association, as Trustee and Collateral Agent.

As of the date hereof, 683 Capital Partners, LP may be deemed to beneficially own 2,242,580 shares of Common Stock issuable upon the conversion of the $11,884,000 aggregate principal amount of Notes directly owned by it.

683 Capital Management, LLC, as the Investment Advisor of 683 Capital Partners, LP, may be deemed to beneficially own the 2,242,580 shares of Common Stock beneficially owned by 683 Capital Partners, LP.

Ari Zweiman, as the Managing Member of 683 Capital Management, LLC, may be deemed to beneficially own the 2,242,580 shares of Common Stock beneficially owned by 683 Capital Management, LLC.

(b)        Percent of Class:

Based on 30,940,330 shares of Common Stock outstanding as of July 31, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2013 plus an aggregate of 2,242,580 shares of Common Stock issuable upon the conversion of the aggregate principal amount of Notes owned by the Reporting Persons.

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own approximately 6.8% of the outstanding shares of Common Stock.

(c)        Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote of Common Stock:

683 Capital Management, LLC – 0 shares of Common Stock
683 Capital Partners, LP – 0 shares of Common Stock
Ari Zweiman – 0 shares of Common Stock

(ii)  Shared power to vote or to direct the vote of Common Stock:

683 Capital Management, LLC – 2,242,580 shares of Common Stock
683 Capital Partners, LP – 2,242,580 shares of Common Stock
Ari Zweiman – 2,242,580 shares of Common Stock

(iii)  Sole power to dispose or to direct the disposition of Common Stock:

683 Capital Management, LLC – 0 shares of Common Stock
683 Capital Partners, LP – 0 shares of Common Stock
Ari Zweiman – 0 shares of Common Stock

(iv)  Shared power to dispose or to direct the disposition of Common Stock:

683 Capital Management, LLC – 2,242,580 shares of Common Stock
683 Capital Partners, LP – 2,242,580 shares of Common Stock
Ari Zweiman – 2,242,580 shares of Common Stock

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit A.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.  CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:   November 4, 2013

683 CAPITAL MANAGEMENT, LLC*

By:  /s/ Ari Zweiman
Ari Zweiman, Authorized Person

683 CAPITAL PARTNERS, LP*

By:  /s/ Ari Zweiman
Ari Zweiman, Authorized Person

/s/ Ari Zweiman
ARI ZWEIMAN *

*The Reporting Persons disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the shares of Common Stock of Supernus Pharmaceuticals, Inc. dated as of November 4, 2013 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: November 4, 2013

683 CAPITAL MANAGEMENT, LLC

By: /s/ Ari Zweiman
Ari Zweiman, Authorized Person

683 CAPITAL PARTNERS, LP

By: /s/ Ari Zweiman
Ari Zweiman, Authorized Person

/s/ Ari Zweiman
ARI ZWEIMAN

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).